FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG wins Offshore India survey

Paris December 4th, 2003

Compagnie Générale de Géophysique (ISIN : FR0000120164 ; NYSE : GGY) announced today that ONGC has awarded a 3D survey in the eastern offshore of India to its marine seismic subsidiary, CGG Marine. The survey is located in the Krishna-Godavari, Mahanadi and Cauvery Basins in water depths ranging from 50 m to in excess of 1,000 m.

CGG has assigned two of its vessels to acquire the survey in various configurations with streamer lengths of up to 6,000 m. The survey covers 6,432 sq km in 13 separate areas and is scheduled to last six months commencing in December 2003. Full onboard processing required in ten of these areas will be performed on both vessels using CGG’s proprietary software.

“The award of this high-profile survey is the culmination of a good year for CGG in this region and strengthens our position on the Asian offshore market,” stated Jean Charot, Executive Vice President of CGG Marine. “We believe that CGG’s state-of-the-art expertise in both data acquisition and high-level onboard processing will play a part in fast-tracking ONGC’s exploration effort and helping them to achieve their challenging goal of doubling reserves by 2020.”

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact:
Christophe BARNINI	+ 33 1 64 47 38 10 (cbarnini@cgg.com)
Rollin DELZER	+ 33 1 64 47 33 12 (rdelzer@cgg.com)

Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Léon Migaux
91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: December 4th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /